
August 12, 2016

Jeffrey Holtmeier
Chief Executive Officer
Rx Investor Value Corporation
5027 Madison Road
Cincinnati, OH 45227

> **Re:** **Healthwarehouse.com, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 5, 2016 by Rx Investor Value Corporation, Jeffrey T.**
> **Holtmeier, Mark Scott, Brian A. Ross, and Dr. Stephen J. Weiss**
> **File No. 000-13117**
>
> **Schedule 13D and Amendment No. 1 thereto**
> **Filed August 2, 2016 and August 11, 2016, respectively, by Rx Investor Value**
> **Corporation, *et. al.***
> **File No. 005-37321**

Dear Mr. Holtmeier:

We have reviewed the above-captioned filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the Schedule 14A and Schedule 13D or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to the filings and any information you provide in response to these comments, we may have additional comments.

Preliminary Proxy on Schedule 14A

General

1. Please clearly mark your proxy statement, as distinguished from the cover letter to shareholders, as preliminary. See Exchange Act Rule 14a-6(e)(1).

2. Please tell us why not all of the filing persons identified in the Schedule 13D filed on August 2, 2016 and the amended Schedule 13D filed on August 11, 2016, have been named as participants in this solicitation with accompanying participant information

required pursuant to Item 5(b) of Schedule 14A. To the extent that these additional persons are participants, please revise your Schedule 14A cover page to add them as persons filing the proxy statement.

3. Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. We note, as examples only, the following comments:

   • "[w]e believe that the time has come for more qualified, experienced and active directors to lead HEWA,"

   • the implied suggestion that the current board does not have the "skills, experience, energy and leadership abilities necessary," and that they are not "active and responsible stewards of the trust placed in them by HEWA's shareholders,"

   • the statements on pages 11 and 12 alleging that (i) a senior lender purchased Series B Preferred stock with "inside knowledge of the company's first quarter financial results," (ii) the company has reset prices for the benefit of the lender, and (iii) privileged information was provided by the company to the lender in exchange for his vote;

   • "the board has left the shareholders unaware the Company's Senior Debt commitment and status," and "the existing board of director's disregard for providing crucial shareholder information;" and

   • "the board of directors is beholden to this senior lender for reasons that can only be attributed to self-serving entrenchment at the expense of the shareholders, another breach of fiduciary duty."

4. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in soliciting materials, or provided to the staff on a supplemental basis. Please provide supplemental support for the following statements:

   • that that the CEO resides "3 time zones away in Las Vegas, NV." The LinkedIn screen shot included on page 13 appears to be insufficient to support this statement;

   • the statements listed in the bullet points on page 3 regarding the company's "underperformance,"

- the statement that Mr. Ross "has repositioned the product mix and refinanced the balance sheet that spurred the resurgence of a company on the brink of bankruptcy," and

- that "[i]nvestors have given the company a vote of no confidence."

5. Please revise to include all the information required by Item 7(b) of Schedule 14A and corresponding Item 404 of Regulation S-K.

Questions and Answers Relating to this Proxy Solicitation, page 3

6. Please expand the discussion of the plan to "unleash the company's dormant potential," and explain how you intend to accomplish the listed actions. For example, discuss how you intend to infuse capital. This comment also applies to the discussion on page 15.

Why is RIVC making this proxy solicitation? page 5

7. Please revise the statement that "[r]evenue has declined 32% from $10.4 million in 2011 to $7.0M in 2015." It appears that the referenced $7.0M relates to the revenues reported in the Annual Report for the fiscal year ended 2015 rather than 2016.

The board has not held management accountable, page 12

8. The first sentence in this section appears to be incomplete. Please revise.

How to Provide a Proxy to Us, page 21

9. We note the disclosure that proxies will have discretionary authority to vote upon other matters that may properly come before the meeting. Please qualify the scope of such discretionary authority granted by citing to Rule 14a-4(c)(3) and providing the disclosure required by and consistent with the standards enunciated within Rule 14a-4(c)(3).

Information about Us, page 16

10. Item 5(b)(1)(iii) of Schedule 14A requires a statement as to "whether or not" any of the participants have been the subject of criminal convictions within the last ten years. Please provide us with a written reply made on behalf of each participant notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed on Schedule 14A.

11. Please provide the information required by Item 5(b)(1)(iv) and (viii) of Schedule 14A for each participant, or advise.

12. Mr. Mike Peppel has been described as a consultant to RIVC, but the proxy statement has not identified Mr. Peppel as a participant in the proxy solicitation. Advise us whether or not Mr. Peppel is a "participant" as defined in Instruction 3(a)(vi) of Schedule 14A. For example, advise us, with a view toward revised disclosure, whether or not Mr. Peppel has made telephone calls to investors in connection with Rx Investor's solicitation.

Solicitation of Proxies, page 26

13. We note that persons affiliated with or employed by you may assist in soliciting proxies. Please provide the disclosure required by Item 4(b)(2) of Schedule 14A.

Form of Proxy Card

14. To the extent applicable, please revise proposal 4 in the proxy card to include boxes so that the shareholders may decide whether or not to vote in favor of the proposal.

Schedules 13D filed August 2, 2016 and August 11, 2016

15. Please amend your Schedule 13D to further discuss any material changes, such as plans or proposals that relate to or would result in any of the matters specified in Item 4 of Schedule 13D, including the plans disclosed on page 15 of your preliminary proxy to "infuse new capital" and change the management of the company, or advise us why an amendment is not warranted. Refer to Section 13(d)(2) and Rule 13d-2(a).

16. We note the disclosure in the Schedules 13D indicating that you will nominate director candidates for election. Please provide us with your analysis as to whether these communications are "solicitations" within the meaning of Rule 14a-1(l). Please refer to Rules 14a-3 and 14a-12, as well as Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations Question 110.07 and note that only persons who have an intention to file and disseminate a proxy statement are permitted under Rule 14a-12 to engage in soliciting activities before furnishing security holders with a proxy statement.

17. Advise how the Reporting Persons selected July 23, 2016 as the date upon which a group had been formed. In addition, please explain to us why a determination was not made on an earlier date when Cormag Holdings, Osgar Holdings, SCW Holdings and Mr. Bruce Bedrick may have each purchased shares of common stock from the registrant in a 2014 private placement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants possess the facts relating to the disclosures, they are responsible for the accuracy and adequacy of the disclosures.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney-Adviser, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Mark Reuter, Esq.
        Keating Muething & Klekamp PLL